SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Great American Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38984G104
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7)

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[x]
       (b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
1,413,520

8SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
1,413,520

10.     SHARED DISPOSITIVE POWER
                                0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,413,520

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%

14.TYPE OF REPORTING PERSON*
                                PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[x]
       (b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
2,120,280

9.SOLE DISPOSITIVE POWER
                                0

10.SHARED DISPOSITIVE POWER
2,120,280

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,120,280

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14.TYPE OF REPORTING PERSON*
                                 PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[x]
       (b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
2,120,280

9.SOLE DISPOSITIVE POWER
                                0

10.SHARED DISPOSITIVE POWER
2,120,280

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,120,280

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14.TYPE OF REPORTING PERSON*
                                CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.0001 par value (the "Common Stock"), of Great American Group, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of September 27, 2010 and amends and supplements the Schedule 13D filed on August 13, 2009 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                            $3,958,543

Elliott International Working Capital     $8,219,243

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott beneficially owns 1,413,520 shares of Common Stock, which constitute 4.7% of all of the outstanding shares of Common Stock.  The 1,413,520 shares of Common stock owned by Elliott are owned through The Liverpool Limited Partnership, a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 2,120,280 shares of Common Stock, which constitute 7.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 3,533,800 shares of Common Stock constituting 11.7% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.  No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 28, 2010

ELLIOTT ASSOCIATES, L.P.
By:     Elliott Capital Advisors, L.P., as General Partner
By:      Braxton Associates, Inc., as General Partner

By:/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:/s/ Elliot Greenberg
Elliot Greenberg
Vice President

EXHIBIT A
SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through The Liverpool Limited Partnership, its wholly-owned subsidiary) during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

20-Sept-2010	Common	400,000	$0.35

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Approx. Price per
   Amount of Shs. Share (excl. of
Date       Security Bought (Sold) commissions)

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

20-Sept-2010	Common	600,000	$0.35

All of the above transactions were effected on the open market.